Exhibit 4.18

OPTION AGREEMENT

THIS AGREEMENT made as of this 20th day of August, 2010

BETWEEN:

BRIDGEPORT VENTURES INC.
a company incorporated under the laws of Ontario

(hereinafter referred to as **"Optionor"** or **"Bridgeport"**)

OF THE FIRST PART

- and -

CHINA OPPORTUNITY INC.
a company incorporated under the laws of Ontario

(hereinafter referred to as "**Optionee**" or "**COC**")

OF THE SECOND PART

WHEREAS:

A. Optionor is the legal and beneficial owner of certain mining claims known as the "McCart Property" located in the McCart Township in the Province of Ontario, all as more particularly described in Schedule "A" hereto; and

B. Optionee wishes to acquire an interest in said mining claims from Optionor on the terms and conditions herein contained.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and the mutual covenants herein contained, the parties agree as follows:

1. THE CLAIMS

1.1 This Agreement shall cover those mining claims more particularly described in Schedule "A" attached hereto (hereinafter called the "**Claims**").

2. REPRESENTATIONS AND WARRANTIES BY OPTIONOR

2.1 Optionor represents and warrants to Optionee that:

a) Optionor is the registered and beneficial owner (subject to this Agreement) of a 100% interest in the Claims as they exist at the date hereof and is the recorded owner of the Claims, free and clear of any liens, charges, encumbrances, or surface restrictions whatsoever and has not granted or agreed to grant to any party other than Optionee any rights to or in respect of the Claims (whether by agreement or otherwise), other than with respect to the Permitted Encumbrances (as defined below);

b) Optionor is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada), as amended;

c) Optionor has the full power and capacity to hold its registered and beneficial interest in the Claims, to acquire and hold recorded title to the Claims and to enter into and to carry out all the terms of this Agreement subject to the interests disclosed herein;

d) The execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement have been duly authorized by all necessary corporate action on its part;

e) This Agreement constitutes a valid and binding obligation of it, enforceable against it in accordance with the terms of this Agreement, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

f) It has not incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated herein;

g) To the best of Optionor's knowledge, the Claims are validly staked, located, duly recorded in the name of Optionor, and in good standing pursuant to all applicable Laws (as hereinafter defined) and all taxes, rents, charges and assessments due with respect thereto have been paid in full as of the date hereof;

h) There are no adverse claims or challenges against, or to the ownership of, or title to, the Claims, the lands to which the Claims relate or any substances thereon, therein or therefrom, nor to the knowledge of Optionor is there any basis therefor;

i) Access to all relevant information and data (including, without limitation, all geological, geophysical and assay results and maps) concerning the Claims and prior exploration and development work carried out thereon and within Optionor's knowledge has been provided to Optionee and, at any time while Optionee has an interest in or Option (as hereinafter defined) over the Claims, access to any such information and data of which Optionor may become aware will be also provided to Optionee on a commercially reasonable best efforts basis;

j) Optionor has no information or knowledge of any facts pertaining to the Claims or substances thereon, therein or therefrom not disclosed in writing to Optionee which,

if known to Optionee, might reasonably be expected to deter Optionee from completing the transactions contemplated hereby on the terms and conditions contained herein;

k) Optionor has not directly or indirectly caused, permitted or allowed any contaminants, wastes or toxic substances (collectively "**Hazardous Substances**") to be released, discharged, placed, escaped, leached or disposed of on, into, under or through the lands (including watercourses, improvements thereon and contents thereof) comprising the Claims or nearby areas and, so far as Optionor is aware, no Hazardous Substances or underground storage tanks are contained, harboured or otherwise present in or upon such lands (including watercourses, improvements thereon and contents thereof) or nearby areas;

l) To the best of the Optionor's knowledge at this time, there are no obligations or commitments for reclamation, closure or other environmental corrective, clean-up or remediation action directly or indirectly relating to the Claims;

m) There are no actions, suits, investigations or proceedings before any court, arbitrator, administrative agency or other tribunal or governmental authority, whether current, or, to the Optionor's knowledge pending or threatened, against or affecting the Claims (including aboriginal rights claims, complaints from surface rights owners or others holding or purporting to hold property interests, or claims relating to other ownership and existing or past uses thereof, and the compliance with Laws of the lands comprising the Claims), nor is Optionor aware of any existing reasonable basis on which the same might be initiated or threatened;

n) The execution, delivery and performance of this Agreement do not, and the fulfillment and compliance with the terms and conditions hereof by it (to the extent required herein) and the consummation of the transactions contemplated hereby will not, conflict with any of, or require the consent or waiver of rights of any person or entity under, its constating documents or by-laws, nor to the best of its knowledge do or will do any of the foregoing: (i) violate any provision of or require any consent, authorization or approval under any applicable Law; or (ii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval which has not been obtained under any agreement or instrument to which it is a party or by which it is bound or to which any of its property is subject;

o) The activities directly or indirectly in relation to the Claims and use of the lands comprising the Claims by Optionor have been in material compliance with all Laws and Optionor has not received any notice nor is Optionor aware after reasonable inquiry of any such breach or violation having been alleged;

p) No environmental audit, assessment, study or test has been conducted in relation to

the lands comprising the Claims by or on behalf of Optionor nor is Optionor aware of any of the same having been conducted by or on behalf of any other person (including any governmental authority);

q) To the best of its knowledge, Optionor and its representatives, servants, agents and contractors have effective and lawful access to the lands comprising the Claims such as shall permit Optionor to complete exploration activities with respect to the Claims;

r) Optionor is a company duly incorporated under the provincial laws of Ontario; and

s) Optionor has the full power and capacity to enter into this Agreement and to carry out the transactions contemplated hereby and fulfil its obligations hereunder.

2.2 The representations and warranties contained in this Section 2 are provided for the exclusive benefit of Optionee and shall survive the execution of this Agreement for a period of 2 years thereafter, and Optionee shall be entitled to rely upon the same notwithstanding any independent investigations Optionee may make or could have made at any time, unless specifically waived by Optionee. The breach of any representation, warranty or covenant contained in this Agreement may be waived by Optionee, either in whole or in part, at any time without prejudice to Optionee's rights in respect of any other or continuing breach of the same or any other representation, warranty or covenant. No waiver by Optionee of any breach of any representation, warranty or covenant shall be binding unless in writing. Any waiver shall be limited to the specific purpose for which it is given.

2.3 For the purposes of this Agreement: (i) "**Laws**" means all federal, provincial, territorial, municipal or local statutes, regulations and by-laws applicable to the parties hereto or to the Claims or to any activities thereon, including all orders, notices, rules, decisions, codes, guidelines, policies, directions, permits, approvals, licenses and similar authorizations issued, rendered or imposed by any level of government including any ministry, department or administrative or regulatory agency or authority; and (ii) "**Permitted Encumbrances**" means:

a) easements, rights of way, servitude and similar rights in land including, but not limited to, rights of way and servitude for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric power, telephone, telegraph or cable television conduits, poles, wires and cables which are not material;

b) the right reserved to or vested in any governmental authority by the terms of any lease, licence, grant or permit forming part of the Claims, or by any statutory provision, to terminate any such lease, licence, grant or permit or to require annual or other periodic payments as a condition of the continuance of them, as well as all other reservations, limitations, provisos and conditions in any original grant from governmental authorities;

c) the right of any governmental authority to levy taxes on minerals or the revenue therefrom and governmental restrictions on production rates on the operation of a

mine on the Claims, as well as all other rights vested in any governmental authority to control or regulate the Claims pursuant to applicable Laws;

d) any liens, charges or other encumbrances: (i) for taxes, assessments or governmental charges; (ii) incurred, created and granted in the ordinary course of business to a public utility or governmental authority in connection with operations conducted with respect to the Claims, but only to the extent those liens relate to costs for which payment is not due; and

e) any other rights or encumbrances set forth in note 6(a) to the interim consolidated financial statements of the Optionor for the three and nine month periods ended January 31, 2010.

3. REPRESENTATIONS AND WARRANTIES BY OPTIONEE

3.1 The Optionee represents and warrants to Optionor that:

(a) Optionee is a company duly incorporated under the laws of Ontario;

(b) The authorized share capital of the Optionee consists of an unlimited number of common shares of which 7,732,500 common shares are issued and outstanding, and all of such shares are validly issued as fully paid and non-assessable shares in the capital of the Optionee;

(c) The Optionee is a "reporting issuer" within the meaning of applicable Canadian securities laws in the provinces of Alberta, British Columbia and Ontario and its common shares are listed and posted for trading on the TSX Venture Exchange (**"TSXV"**);

(d) There are no claims, actions, suits, judgments, litigation or proceedings pending against or affecting the Optionee which will or may have a material adverse affect upon the Optionee after giving effect to the transactions contemplated herein, or which may prevent the completion of the transactions contemplated herein, and the Optionee is not aware of any existing reasonable basis on which any such claim, action, suit, judgment, litigation or proceeding might be commenced;

(e) Optionee has the full power and capacity to enter into this Agreement and to carry out the transactions contemplated hereby and fulfil its obligations hereunder;

f) The execution, delivery and performance of this Agreement do not, and the fulfillment and compliance with the terms and conditions hereof by it (to the extent required herein) and the consummation of the transactions contemplated hereby will not, conflict with any of, or require the consent or waiver of rights of any person or entity under, its constating documents or by-laws, nor to the best of its knowledge do

or will do any of the foregoing: (i) violate any provision of or require any consent, authorization or approval under any applicable Law; or (ii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval which has not been obtained under any agreement or instrument to which it is a party or by which it is bound or to which any of its property is subject;

g) The execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement have been duly authorized by all necessary corporate action on its part;

h) This Agreement constitutes a valid and binding obligation of it, enforceable against it in accordance with the terms of this Agreement, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

i) It has not incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated herein; and

j) The common shares of the Optionee issuable pursuant to Section 4.1 hereof will, upon issue in accordance with the terms and conditions hereof, be validly issued as fully paid and non-assessable common shares of the Optionee.

3.2 The Optionee covenants to Optionor that, at the time that the Optionee earns a 50% interest in the Claims as set forth in Section 4.1, Optionee will have full power and capacity to hold its interest in the Claims, and to acquire and hold recorded title to the Claims.

3.3 The representations, covenants and warranties contained in this section 3 are provided for the exclusive benefit of Optionor and shall survive the execution of this Agreement for a period of 2 years thereafter, and Optionor shall be entitled to rely upon the same notwithstanding any independent investigations Optionor may make or could have made at any time, unless specifically waived by Optionor. The breach of any representation, warranty or covenant contained in this Agreement may be waived by Optionor, either in whole or in part, at any time without prejudice to Optionor's rights in respect of any other or continuing breach of the same or any other representation, warranty or covenant. No waiver by Optionor of any breach of any representation, warranty or covenant shall be binding unless in writing. Any waiver shall be limited to the specific purpose for which it is given.

4. GRANT OF OPTION TO EARN INTEREST

4.1 For the purposes of this Agreement, **"Regulatory Approval"** means Optionee having received conditional approval from the TSXV for the share issuances contemplated in this Section

4.1. In consideration of the payment of cash or the issuance of common shares in the capital of the Optionee as set forth herein, and with all required regulatory approvals from the TSXV and any other regulatory body having jurisdiction received, and upon the consideration hereinafter described being received in accordance with the provision hereof, the Optionor hereby agrees to grant to Optionee the exclusive and irrevocable option (the "**Option**") to acquire, free of all liens, charges, encumbrances, claims or right of offer other than the Permitted Encumbrances, up to an undivided fifty percent (50%) right, title and interest in and to Claims. In order to maintain this Option to acquire up to a fifty percent (50%) interest in the Claims, Optionee shall be required to make payment as follows:

Timing	**Cash Payment to Optionor**	**Common Shares of Optionee[3] Issued to Optionor**	**Expenditure/ Work Payment[4]**	**Interest Earned by Optionee[1]**
Upon receipt of Regulatory Approval	$20,000[2]	400,000[2]	Nil	Nil
On or before First Anniversary of receipt of Regulatory Approval	Nil	250,000	$150,000	Nil
On or before Third Anniversary of receipt of Regulatory Approval	Nil	400,000	$250,000	Nil
Totals	**$20,000**	**1,050,000**	**$400,000**	**50%**

Notes:

1. For greater certainty, once the Optionee has earned a 50% interest in the Claims pursuant to Section 4.1, such interest shall be retained by the Optionee in the event that the Optionee does not earn an additional 20% interest in the Claims pursuant to Section 4.2 below.
2. The initial cash payment and the initial share issuance are subject to Regulatory Approval.
3. Representing the number of common shares of the Optionee issuable to the Optionor, calculated based on the common shares of the Optionee as constituted on the date of this Agreement.
4. Representing the funds ("**Work Payments**") to be paid by Optionee to Optionor to fund Work commitments, all in accordance with the provisions of Sections 4.7, 5 and 7 hereof.

Should the Optionee take all actions and do all things necessary to exercise the Option in accordance with this Section 4.1, then:

a) the Optionee shall give notice to the Optionor of such fact; and

b) the Optionor will take all actions and do all things necessary or desirable to effect a transfer of 50% of its legal and beneficial right, title and interest in and to the Claims to the Optionee, such that the Optionee thereafter holds a 50% legal and beneficial interest in the Claims.

4.2 In addition to the foregoing, the Optionee can earn an additional twenty percent (20%) interest in the Claims (resulting in an aggregate 70% interest in the Claims) by completing a Bankable Feasibility Study (as defined below), mutually acceptable to each of the Optionor and Optionee, acting reasonably, within 3 years of the Optionee earning a fifty percent (50%) interest in the Claims outlined in Section 4.1 above. "**Bankable Feasibility Study**" means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that serves as the basis for and results in a final affirmative decision (i) by a financial institution to finance the development of the deposit for mineral production; and (ii) by the Optionee to develop such deposit for mineral production.

Should the Optionee take all actions and do all things necessary to earn an additional 20% interest in and to the Claims in accordance with this Section 4.2, then:

a) the Optionee shall give notice to the Optionor of such fact; and

b) the Optionor will take all actions and do all things necessary or desirable to effect a transfer of a further 20% of its legal and beneficial right, title and interest in and to the Claims to the Optionee, such that the Optionee thereafter holds a 70% legal and beneficial interest in the Claims.

4.3 Any common shares of the Optionee issued pursuant to in Section 4.1 above shall be deemed to be valued at the prevailing market value of such shares at the time of issuance. Failure to make any of the payments or issue any of the common shares of the Optionee by the respective due dates thereof as described in Section 4.1 above shall result in the termination of this Agreement, unless the due date for such cash payment, share issuance, or work payment, as applicable, is extended upon mutual written agreement of the parties.

4.4 Work Expenditures incurred by any date in excess of the minimum required to be incurred by such date to maintain Optionee's interest hereunder shall carry forward to the following period (**"Carry-Forward Expenses"**). If any of the minimum Work Expenditures have not been incurred for the immediately preceding period, Optionee may maintain its interest in the Claims by paying the deficiency in cash to Optionor within two (2) months of the close of the period in which the deficiency occurred, and such payment shall be deemed to be Work Expenditures incurred by Optionee for the purposes of this Agreement.

4.5 In addition to and notwithstanding anything herein contained, the parties hereto acknowledge and agree that if, subsequent to the date or dates on or before which the Work Expenditures referred to in Section 4.1 are required to be incurred by Optionee, it is determined upon examination or audit, whether by Optionee or Optionor, that such Work Expenditures have not actually been incurred despite the Optionee having previously advised in good faith that such Work Expenditures have been incurred, Optionee shall not lose any of its rights hereunder and the Option shall not terminate provided Optionee promptly notifies Optionor of any such deficiency identified by Optionee, and Optionee pays to Optionor one hundred percent (100%) of such deficiency in Work

Expenditures within thirty (30) days following the determination by the Optionee or Optionor of any such deficiency.

4.6 Notwithstanding anything herein contained and in addition to any other rights Optionee may have in this circumstance, in the event exploration and development work intended to be conducted on or for the benefit of the Claims is mistakenly conducted outside the Claim boundaries as a consequence of it being subsequently discovered or determined by survey or otherwise that the Claim boundaries are not located where the parties understood them to be on the date of this Agreement, such exploration and development work shall constitute Work Expenditures hereunder and Optionee shall suffer no forfeiture with respect to any interest earned or to be earned hereunder.

4.7 (a) "**Work Expenditures**" means all costs including all reasonable payments, expenses, obligations and liabilities of whatsoever kind or nature made or incurred, directly or indirectly, on the Claims at the relevant time(s) which relate directly to the Work, during the earn-in period and including, without limiting the generality of the foregoing, monies expended:

(i) to determine the existence, location, extent or quality of a mineral resource located in, on or under the Claims;

(ii) to carry out any survey or do any geophysical, geochemical or geological work or drilling, assaying, testing or bulk sampling on the Claims;

(iii) to pay for taxes, fees, charges, rentals;

(iv) to pay the fees, wages, salaries, travelling expenses and fringe benefits of persons engaged in Work in respect of or for the benefit of the Claims or any portion thereof and in paying for the food, lodging and other reasonable needs of such persons; and

(v) to maintain the Claims in good standing.

(b) "**Work**" means programs, operations and other work conducted in relation to any or all of the exploration, evaluation, development and operation of the Claims, or any portion of the Claims, as funded in accordance with Section 5 hereof and carried out by the Operator in accordance with Section 7 hereof.

4.8 Operator (as defined herein) shall maintain proper books and records ("**Expenditure Records**") to reflect all Work Expenditures to be incurred hereunder. Such Expenditure Records shall be made available by March 31, 2011 and by March 31 of each year thereafter for inspection by the other party or its servants and agents, during normal business hours from time to time. Furthermore, Operator shall deliver to the other party a quarterly report containing such details of the Work Expenditures, and in a format, as are reasonably requested by the other party. Such report shall report upon the Work Expenditures incurred during the previous calendar quarter and shall be delivered within thirty days following the end of applicable calendar quarter or on such other date as

may be agreed to by both parties.

4.9 The parties further agree to cooperate in good faith to ensure that if and to the extent that the Work Expenditures qualify as Canadian Exploration Expenses (as hereinafter defined), such Work Expenditures as funded by the Optionee pursuant to Section 4.1 hereof, shall be allocated to Optionee in a manner and at a time as may permit Optionee to most efficiently allocate such expenses to flow-through shares and renounce such expenditures in satisfaction of its obligations with respect to such shares. In addition, to the extent that expenses may be allocated among the Claims and other claims of Optionor, such expenses will be allocated fairly, and in good faith. **"Canadian Exploration Expense"** means an expense referred to in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the *Income Tax Act* (Canada) (the "ITA"), other than amounts which are prescribed to be "Canadian exploration and development overhead expense" for the purposes of paragraph 66(12.6)(b) of the ITA, the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the ITA, or any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition "expense" in subsection 66(15) of the ITA.

4.10 Notwithstanding any other provision of this Agreement, a lack of available capital shall not constitute an event of force majeure pursuant to Section 30 hereof, or constitute a sufficient basis for suspending the obligations of a party to this Agreement.

4.11 Notwithstanding anything contained herein, the parties agree that this Agreement constitutes only an option to acquire an interest and that nothing herein shall obligate Optionee to make payments or incur the Work Expenditures outlined in Section 4.1.

4.12 The parties agree that a joint venture agreement containing customary clauses concerning the Claims and the parties' interests in same (including the concepts included in this Section 4.12 and provisions concerning the protection of minority joint venture interest holders (e.g., requirements for certain amounts of annual expenditures on the Claims, protection against the arbitrary termination of programs, protection against the sale of significant joint venture assets, etc.) shall be negotiated in good faith, acting expeditiously, between the parties and executed forthwith following the Optionee earning its fifty percent (50%) interest in the Claims. The joint venture will take effect upon the Optionee having earned a fifty percent (50%) interest in the Claims under the Option. Upon the joint venture taking effect, the Claims will become joint venture assets. The parties will establish a management committee and work programs under the joint venture will be agreed between the parties, provided that if one party does not contribute to a work program based on its then percentage interest in the joint venture, straight line dilution will apply. The initial operator on the Claims under the Joint Venture will be the Optionee, and the party with the lesser joint venture interest will be entitled to become the operator at any time that its joint venture interest becomes fifty one percent (51%) or more.

5. BUDGET

The budget for and nature of all Work conducted during the currency of the Option hereunder shall be prepared by the Optionor and provided to the Optionee, but, does not require approval by the Optionee. For any year after the Optionee earns a 50% interest in the Claims pursuant to Section 4.1 hereof, the budget for and nature of Work for the applicable year shall be prepared by the party that is the Operator (as defined herein) of the Claims at the relevant time and must be unanimously approved by the parties before it is effective. All funds required to complete the Work budgeted must be deposited within 30 days of the cash call made by the Operator pursuant to the said budget. Notwithstanding the foregoing, the parties agree and acknowledge as follows: (i) all budgets prepared by the Optionor during the currency of the Option hereunder shall allow for the Optionee to meet its Work Payment commitments pursuant to Section 4.1 hereof; and (ii) the Optionee shall solely fund all Work programs prepared by the Optionor during the currency of the Option hereunder, through the Work Payments to be paid by the Optionee to the Optionor pursuant to Section 4.1 hereof.

6. EXERCISE OF OPTION TO ACQUIRE UP TO 70% INTEREST IN THE CLAIMS

6.1 Upon the Optionee having incurred its Work Expenditures totalling $400,000 and made its option payments and share issuances in accordance with Section 4.2, all on or before the third anniversary of receipt of regulatory approval, the Option shall be deemed to have been fully and properly exercised and a fifty percent (50%) right, title and interest in and to the Claims shall vest in and be owned by Optionee absolutely free and clear of any liens, charges and encumbrances other than as set out herein. The Optionee can earn an additional twenty percent (20%) interest in the Claims by completing a mutually acceptable Bankable Feasibility Study (as defined in Section 4.2) for a total property interest of seventy percent (70%), and such title and interest in and to the Claims shall vest in and be owned by Optionee absolutely free and clear of any liens, charges and encumbrances other than as set out herein.

6.2 Notwithstanding anything contained herein, no interest shall be earned by Optionee until Optionee has completed its applicable obligations pursuant to Section 4.1 and 4.2 of this Agreement.

6.3 Notwithstanding the payment schedule set out in Section 4.2, Optionee may, if it so elects, issue common shares and/or complete its Work Expenditures at any time prior to the dates specified in Section 4.2, in which case Optionee's fifty percent (50%) or seventy percent (70%) interest, as the case may be, shall vest in and be owned by Optionee immediately upon Optionee making its total option payments, share issuances and incurring its total Work Expenditures pursuant to Section 4.2 in respect of such fifty percent (50%) or seventy percent (70%) interest, as the case may be.

7. POSSESSION OF CLAIMS

The party that is the Operator of the Claims as provided in Section 17 (and/or its contracted Operator as provided in Section 17) shall at all relevant times conduct the Work in a diligent manner, and shall:

(a) have the sole and exclusive possession and be responsible for the supervision, management and control of the Claims including any access, water, surface or other rights appurtenant thereto or associated therewith with full power and authority to its servants, agents and contractors to sample, survey, examine, diamond drill, prospect, explore, and do other investigative work on the Claims in search of minerals and other substances in such manner as Operator after consultation and agreement with Optionor may in its sole discretion determine, including the right to erect, bring and install thereon and remove therefrom all such buildings, machinery, equipment and supplies as Operator shall deem reasonable and proper and to remove therefrom reasonable quantities of ores, minerals or metals for assay and testing purposes; and

(b) do all work on the Claims in a good workmanlike and minerlike fashion in accordance with recognized engineering practices, industry standards and all applicable Laws.

8. EXECUTION AND DELIVERY OF TRANSFERS

Optionor shall hold all the Claims in trust for the parties subject to the terms and conditions of this Agreement until the applicable interests in the Claims are transferred to the Optionee in accordance with the provisions of this Agreement.

9. NO ENCUMBRANCE OR TRANSFER OF CLAIMS

Without the prior written consent of Optionee, during the period in which the Option remains current hereunder, Optionor shall not:

(a) mortgage, hypothecate, charge or otherwise encumber the Claims; or

(b) sell, assign, transfer or otherwise dispose of its interest in or title to the Claims.

10. INFORMATION TO BE SUPPLIED

The Operator (as defined herein) will promptly provide the other party with copies of reports of work completed on the Claims and copies of all data collected on the Claims during the period of the Option. During such time all such information shall be collected, provided to the other party, and held on a confidential basis; and such information shall not be disclosed by either party to a third party save and except any obligation pursuant to any underlying property agreement with related parties and in accordance with applicable Law, without the other party's written consent. Without limiting the generality of the foregoing, the parties agree and acknowledge that this Section 10 shall not operate so as to restrict the ability of either party to comply with its continuous disclosure obligations under applicable Laws or the rules and regulations of any applicable stock exchange.

In addition, the non-Operator may at any time retain a chartered or certified public accountant

mutually acceptable to the parties to audit the Operator's books and financial records. The Operator shall provide full and unrestricted access to its books and financial records to the non-Operator and its representatives and auditor during normal business hours. Any such audit shall be made at the expense of the non-Operator if the audit determines that any expenditures in question were accurate within five percent of the amount of such expenditures as reported by the Operator pursuant to this Section 10. Any such audit shall be made at the expense of the Operator if the audit determines that any expenditures in question were inaccurate by more than five percent of the amount of such expenditures as reported by the Operator pursuant to this Section 10.

11. MAINTENANCE AND ABANDONMENT OF THE CLAIMS

11.1 Operator (as defined herein) shall file all assessment requirements in order to maintain the Claims in good standing during the currency of the Option.

11.2 Operator shall be responsible for, and indemnify and hold the other party harmless against any and all liabilities, including, but not limited to environmental liability, incurred or created by Operator's activities during the currency of the Option.

12. REMOVAL OF ASSETS FROM CLAIMS

If this Agreement is terminated prior to the exercise of the Option, Optionor shall retain all machinery, buildings, structures, equipment, supplies and any other property and assets placed by Optionee on the property comprising the Claims and such assets shall be deemed to have been conveyed by Optionee to Optionor unless Optionor provides notice to Optionee that Optionor instead elects to have the Optionee remove all or a portion of assets in which circumstances the Optionee shall remove from the property, at its expense all such assets specified in such notice within thirty (30) days of the termination of this Agreement.

13. ARBITRATION

All disputes which arise between the parties hereto in connection with this Agreement which, in the opinion of either party, cannot be resolved informally between them, shall be settled by arbitration pursuant to the provisions of the *Arbitration Act,* 1991 (Ontario) except as otherwise provided in this section. Any party desiring arbitration shall make a written demand for the same and within thirty (30) days after such written demand is received by the other party, the parties hereto shall agree upon and appoint a single arbitrator. In the event the parties shall fail to agree upon and appoint a single arbitrator within the time period set forth herein, each party shall within seven (7) days thereafter designate an arbitrator and both arbitrators shall within thirty (30) days after their designation, jointly designate a third arbitrator satisfactory to them who shall be chairman of the arbitration panel. If a party fails to appoint an arbitrator or the arbitrators designated by the parties are unable to agree upon the selection of the third arbitrator within the time periods set forth above, such arbitrator shall be appointed by a Justice of the Ontario Supreme Court. The expenses of the arbitrators shall be paid as the arbitrators shall decide in the award. All arbitration proceedings shall be in the City of Toronto, Ontario, Canada, or elsewhere as the arbitrators shall decide. The decision of the arbitrators shall be

final and binding on the parties hereto and judgment upon any award rendered may be entered in any court of competent jurisdiction.

14. FURTHER ASSURANCES

Each party hereto shall promptly do and provide all acts and things and shall promptly execute and deliver such deeds, bills of sale, assignments, endorsements and instruments and evidences of transfer and other documents and shall give such further assurances as shall be necessary or appropriate in connection with the performance of this Agreement.

15. AMENDMENTS

No alteration, amendment, modification or interpretation of any provision of this Agreement shall be binding unless in writing and executed by each of the parties hereto.

16. BUSINESS DAYS

In the event that any date on or by which any payment is required to be made or any action is required to be taken hereunder by any of the parties hereto is not a **"Business Day"**, being a day other than a Saturday, Sunday or a day on which banks in Toronto, Ontario are generally authorized or obligated by law to close, such payment shall be required to be made or such action shall be required to be taken on the next succeeding day which is a Business Day.

17. OPERATORSHIP

The parties hereto acknowledge and agree that the Optionee shall be the operator of the Claims (the party being designated the operator in this Section 17 being referred to as the "**Operator**") during the currency of the Option and shall complete any and all Work as required under this Agreement. Optionee may sub-contract its responsibility as operator of the Claims to a third party with the consent of Optionor, which will not be unreasonably withheld.

18. CONDITIONS PRECEDENT

Notwithstanding any other provision hereof, the parties agree and acknowledge that this Agreement shall be conditional upon the receipt by Optionee of the approval of this Agreement by the TSXV.

19. NOTICES

Any notice, commitment, election, consent or any communication required or permitted to be given hereunder by either party hereto to the other party, in any capacity (hereinafter called a **"Notice"**) shall be in writing and shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail return receipt requested, telefaxed or delivered, to the address of such other party hereinafter set forth:

If to Optionor:	Bridgeport Ventures Inc. Suite 1000, 36 Toronto Street Toronto, Ontario M5C 2C5 Fax Number: 416 350-3510
If to Optionee:	China Opportunity Inc. 466A Ellerslie Avenue Toronto, Ontario M2R 1C4 Fax Number: 646 218-1401

or to such substitute address as such party may from time to time direct in writing, and any such Notice shall be deemed to have been received, if mailed, on the date noted on the return receipt, if telefaxed, on the first Business Day after the date of transmission, and if delivered, upon the day of delivery.

20. SCHEDULES

All Schedules attached to this Agreement are deemed to form part of this Agreement.

21. COUNTERPARTS AND HEADINGS

This Agreement may be executed in any number of counterparts and/or by facsimile, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument. Section headings and subheadings are inserted for convenience only and are not to be taken into account in interpreting this Agreement.

22. GOVERNING LAW

This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

23. TIME OF ESSENCE

Time shall be of the essence of this Agreement.

24. ENUREMENT

This Agreement shall enure to and be binding upon the parties hereto and their respective successors

and assigns.

25. CURRENCY

All references to currency in this Agreement are in Canadian dollars.

26. ENTIRE AGREEMENT

This Agreement contains the entire understanding between the parties hereto dealing with the subject matter hereof and supersedes all negotiations, correspondence, letters of intent, letters of agreement, and prior agreements or understandings relating thereto including without limitation, the letter agreement dated May 21, 2010 between the Optionor and the Optionee.

27. RELATIONSHIP OF PARTIES

Nothing contained herein, nor the holding of any interest acquired hereunder, shall be deemed to constitute Optionee or Optionor the partner, agent or legal representative of the other for any purpose whatsoever.

28. SEVERABILITY/LEGALITY

If one or more provisions of this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable Law, the validity, legality and enforceability of the remaining terms or provisions hereof shall not be affected or impaired by reason thereof.

29. ASSIGNMENT

Subject to the prior written consent of Optionor, such consent not to be unreasonably withheld, Optionee may sell, assign, transfer or otherwise dispose of the whole or any part of its interest hereunder at any time upon notice to Optionor, provided that any such sale, assignment, transfer or other disposition shall carry the rights, and shall delegate and make the interest subject to, all the liabilities and obligations of Optionee under this Agreement. Each transferee of such interest shall, by written agreement with and for the benefit of Optionor, assume and agree to pay and perform such liabilities and obligations. Such assumption shall not serve to release or discharge Optionee from any of the said liabilities and obligations theretofore accrued with respect to the interest or portion thereof being transferred, but shall release and discharge Optionee from all of the said liabilities and obligations thereafter accruing with respect to the interest or portion thereof being transferred.

30. FORCE MAJEURE

Subject to Section 4.10 above, the obligations of a party shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); acts of God; laws,

regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court (including injunctions); inability to obtain on reasonably acceptable terms any public or private licence, permit or other authorization, curtailment or suspension of activities to permit Optionor and Optionee and their respective representatives to access to the lands comprising the Claims or to remedy or avoid an actual or alleged, present or prospective violation of federal, provincial, or local environmental Laws or standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strike, civil strife (including protests by third parties that inhibit the execution of this Agreement), insurrection, rebellion or domestic or international terrorism; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services, or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labour, transportation, materials, equipment, supplies, utilities or services (including as a result of labour dispute); accidents; breakdown of equipment, machinery or facilities; or any other cause where similar or dissimilar to the foregoing. The affected party shall promptly give notice to the other party of the suspension of performance, stating therein the nature of the suspension, the reasons therefore and the expected duration thereof. The affected party shall resume performance as soon as reasonably possible.

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IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their proper officers duly authorized in that behalf.

BRIDGEPORT VENTURES INC.

By: ______________________
Name:
Title:

CHINA OPPORTUNITY INC.

By: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their proper officers duly authorized in that behalf.

BRIDGEPORT VENTURES INC.

By:________________________________

Name:

Title:

CHINA OPPORTUNITY INC.

By: ________________________________

Name: YARON CONFORTI

Title: CFO